
Mail Stop 3561

November 20, 2017

<u>Via E-mail</u>
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands, Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

> **Re:** **Rocky Mountain High Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 1, 2017**
> **File No. 333-221273**

Dear Mr. Welch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Transactions with GHS, page 6</u>

1. It appears that the Secured Promissory Notes and the underlying common stock covered by this registration statement were recently issued to GHS Investments, the investor in the equity line financing. The promissory notes and the equity line appear to be part of a single transaction. Please advise us if GHS has the ability to determine the timing and pricing of the 50,000,000 of common shares issuable on conversion of the notes. It appears GHS may decide whether or not to convert based on the lowest trading price during the 10 trading days immediately preceding conversion. It therefore appears GHS has further investment decisions to be made with respect to a significant number of common shares, which could be sold to pay for the shares in the equity line. Please advise us why you believe the investor is irrevocably committed to acquire all the shares

of common stock under the combined note and equity line financing such that the private offering should be considered completed prior to the filing of the registration statement.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

2. We note the reference on page 20 to the anticipated "operational shortfall" of approximately $2,000,000. Please revise your liquidity disclosure to clarify the material deficiency. For example, state your approximate monthly burn rate, quantify the minimum dollar amount needed to fund your operations for the next 12 months, and clarify the impact on your operations if you are able to raise some but not all of the minimum amount needed. Please also include appropriate risk factor disclosure quantifying your liquidity needs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Joe Laxague, Esq.
        Laxague Law, Inc.